

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

June 12, 2006

By Facsimile and U.S. Mail

Ms. Elizabeth B. Higgins
Principal Financial Officer
Oglethorpe Power Corporation
2100 East Exchange Place
Tucker, Georgia 30084-5336

> **Re:** **Oglethorpe Power**
> **Form 10-K for the calendar year ended December 31, 2005**
> **Filed March 30, 2006**
> **File No. 033-07591**

Dear Ms. Elizabeth B. Higgins:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1 Business

Relationship with GSOC, page 4

1. We note from your disclosure that Oglethorpe has some secondary liability on GSOC indebtedness and GSOC contractual obligations. Tell us if these liabilities are included in the balance sheet. If not, please explain to us why you do not disclose the liabilities in Off-Balance Sheet Arrangements on page 42 and in Note

11, Guarantees, on page 71.. See Regulation S-K Item 303(a)(4) regarding Off-Balance Sheet Arrangements and FIN No. 45 regarding Guarantees.

Item 2 Properties

Georgia Power Company, page 24

2. The Public Utility Holding Company Act (PUHCA) was repealed on August 8, 2005 as part of the Energy Policy Act of 2005. The repeal was effective on February 8, 2006. The Federal Energy Regulatory Commission (FERC) will retain all oversight and authority pursuant to the Federal Power Act and the Natural Gas Act. In future filings, if you refer to PUHCA, please enhance the text by adding a discussion to indicate the Act has been repealed.

Note 1. Summary of Significant Accounting Policies

j. Nuclear decommissioning trust fund, page 57

3. Please tell us how you have reflected realized gains (losses) and earned income from your nuclear decommissioning fund in your statement of cash flows. Further, tell us how you reflect cash included in the fund for the purpose of cash and cash equivalents in the statements of cash flows. In future filings please provide disclosure enabling investors to understand how much interest/dividends are coming from trust assets as opposed to other assets and how these items are presented on the cash flow statement.

Note 10. Sale of Emission Allowances, page 71

4. Please clarify for us the accounting treatment and handling of the $21.2 million offset against the gain from the sale of emission credits.

Item 9A. Controls and Procedures, page 74

5. You indicate the chief executive officer and chief financial officer have evaluated the effectiveness of the company's disclosure controls as of a date within 90 days of the filing of this report. In future filings, please revise this statement to say as of the end of the period covered by the report. See Item 307 of Regulation S-K.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Scott Stringer, at (202) 551-3272, or Donna DiSilvio, at (202) 551-3202. Any other questions may be directed to the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief